Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Galiano Gold Inc.

We consent to the use of our report dated March 28, 2023 on the consolidated financial statements of Galiano Gold Inc. (the “Entity”) which comprise the consolidated statements of financial position as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively the “consolidated financial statements”) which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2022.

We also consent to the incorporation by reference of such report in the Registration Statement (No. 333-268945) on Form F-10 of the Entity.

/s/ KPMG LLP

Chartered Professional Accountants

March 28, 2023

Vancouver, Canada